BD3/10

[redacted] TEDSTATES
[redacted] XCHANGE COMMISSION
[redacted] ton, D.C. 20549

10028527

Washington, DC
105

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[redacted] DITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEADOWBROOK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4266 I-55 NORTH, SUITE 106
(No. and Street)

JACKSON (City) MS (State) 39211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEROY H. PARIS, II (601)354-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 REGIONS PLAZA (Address) JACKSON (City) MS (State) 39201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM 3/11

OATH OR AFFIRMATION

I, LEROY H. PARIS, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 89836 HAZEL HALL Commission Expires June 10, 2012 MADISON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

DESCRIPTION	PAGE
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTAL INFORMATION:	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I)	10
Other Schedules (Schedule II)	11
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL	12

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507

TELEPHONE 601/948-2924
FACSIMILE 601/960-9154
WWW.HRBCCPA.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
Meadowbrook Securities, LLC
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Meadowbrook Securities, LLC (formerly InvestLinc Securities, LLC) as of December 31, 2009 and 2008, and the related statements of income, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meadowbrook Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 25, 2010

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

		2009	2008
CASH	$	12,573	61,787
CERTIFICATE OF DEPOSIT		20,530	-
RECEIVABLES:			
Commissions receivable		-	8,321
Due from Parent		-	33,973
PREPAID EXPENSES AND DEPOSITS		5,200	30,445
SECURITIES OWNED:			
Marketable, at market value		5,946	6,354
OFFICE EQUIPMENT AT COST, less accumulated depreciation of $15,506 and $11,533, respectively		3,047	7,020
	$	47,296	147,900

LIABILITIES AND EQUITY

		2009	2008
LIABILITIES:			
Accounts payable	$	23,779	38,227
Other accrued expenses		-	25,282
		23,779	63,509
EQUITY:			
Member's equity		23,517	84,391
	$	47,296	147,900

The accompanying notes are an integral part of these statements.

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES:		
Commissions	$ 222,626	1,561,562
Other income	-	93,637
	222,626	1,655,199
OPERATING EXPENSES:		
Dues, registration fees and subscriptions	53,304	36,726
Marketing and consulting fees	15,100	24,779
Office rent and services	97,366	75,436
Office supplies and postage	8,159	23,239
Professional fees	11,747	19,711
Salaries and commissions	372,597	1,246,429
Taxes and licenses	1,206	2,336
Telephone	9,294	6,988
Travel and entertainment	16,006	53,145
Other operating expenses	32,269	34,916
Operating expenses before fees paid to Parent	617,048	1,523,705
Fees paid to Parent	13,950	147,785
	630,998	1,671,490
OPERATING LOSS	(408,372)	(16,291)
OTHER INCOME (LOSS)	454	(8,159)
NET LOSS	$ (407,918)	(24,450)

The accompanying notes are an integral part of these statements.

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

		2009	2008
BALANCE, January 1	$	84,391	108,841
Net loss		(407,918)	(24,450)
Contributions from Member		358,044	-
Distribution to Member		(11,000)	-
BALANCE, December 31	$	23,517	84,391

The accompanying notes are an integral part of these statements.

MEADOWBROOK SECURITIES, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (407,918)	(24,450)
Adjustments for differences between net loss and cash used for operating activities:		
Depreciation expense	3,973	3,324
(Increase) decrease in assets:		
Interest capitalized	(530)	-
Commissions receivable	8,321	69,179
Marketable securities	408	8,159
Prepaid expenses	25,245	(12,532)
Increase (decrease) in liabilities:		
Accounts payable	(14,448)	(45,264)
Other accrued expenses	(25,282)	25,282
Due (to) from Parent	33,973	(65,186)
Cash used for operating activities	(376,258)	(41,488)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of certificate of deposit	(20,000)	-
Purchase of office equipment	-	(3,633)
Cash used for investing activities	(20,000)	(3,633)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Member	358,044	-
Distribution to Member	(11,000)	-
Cash provided by financing activities	347,044	-
NET DECREASE IN CASH	(49,214)	(45,121)
CASH AT BEGINNING OF YEAR	61,787	106,908
CASH AT END OF YEAR	$ 12,573	61,787

The accompanying notes are an integral part of these statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company that is wholly-owned by Meadowbrook Capital, LLC ("Parent"). The Company's primary source of income is selling limited liability company interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments

The carrying amounts of cash, receivables and accounts payable approximate their fair values due to the short maturity of these instruments.

The Company records its investments in marketable securities at fair market value. Realized gains and losses are recorded upon disposition of financial instruments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. All other changes in valuation of financial instruments are included as changes in the unrealized gains or losses on investments in the statement of activities.

Office Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over the estimated useful lives of the assets.

Recognition of Revenue

The Company records commission income when its customers have collected funds from the investor and disbursements can be made from the escrow account.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its member. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2008 financial statements have been restated to conform to the classifications adopted in 2009.

NOTE 2 - BUSINESS, CREDIT AND OTHER CONCENTRATIONS

A major customer is a single customer generating 10% or more of total income. In 2009 and 2008, the Company generated commissions from one and three customers, respectively, that totaled approximately 42% and 76% of total revenue, respectively. At December 31, 2009 and 2008, receivables from these customers totaled $0 and $8,000, respectively.

The Company places its cash in high credit quality financial institutions. At times, such balances are in excess of the FDIC insurance limit.

NOTE 3 - RELATED PARTY TRANSACTIONS

Transactions with the Member and affiliated entities during the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Commissions receivable	$ -	8,000
Due from Parent	-	33,973
Commissions revenue	93,899	541,909
Fees paid	13,950	147,785

In 2008, the Company's payroll was processed and payroll taxes paid through a common paymaster account controlled by its former Parent. In 2009, the Company's payroll was processed and payroll taxes paid through a paymaster account controlled by the Company.

NOTE 4 - COMMITMENTS

The Company leases a portion of its office space under a noncancelable operating lease. Rent expense for this office space in 2009 and 2008 was $97,366 and $55,509, respectively. A portion of the office space was utilized by affiliated companies in 2008, and they made payments to the lessor for the space they occupied. The Company was the only occupant of the space in 2009. Minimum future lease payments at December 31, 2009 are as follows:

Year:	Total
2010	$ 96,245
2011	99,145
2012	25,340

In 2009, the Company entered into a contract with Investlinc Group, LLC by which the Company agrees to pay Investlinc Group, LLC royalty fees as part of an exclusivity agreement. Minimum future royalty payments at December 31, 2009 are as follows:

Year:	Total
2010	$ 25,000
2011	25,000
2012	25,000

NOTE 5 - OPERATING LOSS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which assumes continuation of the Company as a going concern. During the current fiscal year, the Company incurred a significant operating loss from operations which was funded by capital contributions from its Parent Company. Management believes that the actions presently being implemented to revise the Company's operations should sustain the Company as a going concern. If needed, management will seek capital from its Parent to satisfy net capital requirements.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $14,327 (2008 - $11,679), which was $9,327 (2008 - $6,679) in excess of its required net capital of $5,000 (2008 - $5,000). The Company's net capital ratio was 1.65 to 1.

NOTE 7 - SUBSEQUENT EVENTS

The Company had no subsequent events of a material nature requiring disclosure in the financial statements through February 25, 2010, the date the financial statements were approved by the Company's management and thereby available to be issued.

SUPPLEMENTAL INFORMATION

SCHEDULE I

MEADOWBROOK SECURITIES, LLC

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009**

NET CAPITAL:		
Total equity		$ 23,517
Deductions:		
Non-allowable assets from statement of financial condition:		
Office equipment, net		3,047
Prepaid expenses		5,200
		8,247
Net capital before haircuts on security positions		15,270
Haircuts		943
Net capital		14,327
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 23,779	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 9,327
Ratios: Aggregate indebtedness to net capital		1.65 to 1
RECONCILIATION WITH COMPANY COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2009):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 14,326
Differences		1
Net capital, per above		$ 14,327

MEADOWBROOK SECURITIES, LLC

OTHER SCHEDULES
DECEMBER 31, 2009 AND 2008

The following schedules are not being filed as they are inapplicable or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

1100 REGIONS PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507

TELEPHONE 601/948-2924
FACSIMILE 601/960-9154
WWW.HRBCCPA.COM

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

To the Member
Meadowbrook Securities, LLC
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Meadowbrook Securities, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safe-guarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hudson Reed Burkes & Calhoun PLLC

February 25, 2010

MEADOWBROOK SECURITIES, LLC
(WHOLLY-OWNED BY MEADOWBROOK CAPITAL, LLC)

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2009 AND 2008

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

Jackson, Mississippi